April 18, 2001





VIA CERTIFIED/RETURN RECEIPT
REQUESTED Z 351-055- 816
United States Securities &
Exchange Commission
450 Fifth Street NW
Washington, DC  20549

               RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 AMP PRODUCTIONS, INC.
                    FILE NO.: 333-39042

Dear Mr. Lyon:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that its Registration Statement on Form SB-2 be withdrawn from registration immediately due to market conditions.
None of the shares covered by said Registration Statement have been sold.

                                 Very truly yours,


                                 Stephen B. Schneer